

Mail Stop 3720

June 5, 2007

Shirley J. Linn, Esq.
General Counsel
FairPoint Communications, Inc.
521 East Morehead Street, Suite 250
Charlotte, NC 28202

>   **Re: FairPoint Communications, Inc.**
>   **Amendment No. 1 to Form S-4**
>   **Filed May 25, 2007**
>   **File No. 333-141825**

Dear Ms. Linn:

   We have reviewed your filing and your response letter submitted on May 25, 2007 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree with any of our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary, page 10

1.   We have considered your response to our prior comment 3. However, we continue to believe that the fees paid and payable to each of Lehman Brothers, Morgan Stanley, and Deutsche Bank Securities in connection with advising FairPoint's board of directors and in connection with providing financing commitments are material and should be disclosed up front, in the summary section.

The Transactions, page 48

Background of the Merger, page 52

2.   The board, in deliberating whether to approve a series of transactions resulting in a merger between FairPoint Communications and Spinco, met with each of Lehman Brothers and Morgan Stanley on numerous dates, engaged both of those entities as financial advisors, and received advice from both financial advisors at various stages of the negotiations with Verizon. In light of the nature of the board's consultations with Lehman Brothers and Morgan Stanley, it appears that each financial advisor provided reports, opinions, or appraisals materially relating to the transaction. Therefore, as requested in our prior comment 19, please provide all disclosure about these presentations required by Item 4(b) of Form S-4 and Item 1015(b) of Regulation M-A.

3.   After reading your response to our prior comment 20, we have the following additional comments:

   •   Revise the discussion underneath the heading "Background of the Merger" to disclose (as discussed in your response to our comment) that FairPoint began seeking financing commitments in early December 2006, and that bids were solicited from third-parties that included Morgan Stanley and Lehman Brothers;

   •   Tell us, with a view towards further disclosure, whether you had discussed the possibility of entering into any form of financing with Lehman Brothers or Morgan Stanley prior to soliciting bids from third-parties, and if so, disclose the date(s) when you discussed possible financing, and clarify the terms of the financing commitments that were discussed;

   •   As requested in our prior comment 20, quantify and disclose the fees payable to the commitment parties and the limits on FairPoint's agreement to indemnify Lehman Brothers, Morgan Stanley, and the commitment parties against certain liabilities;

   •   With a view towards further disclosure, tell us how many third-parties entered bids to provide financing for the transactions, and clarify whether the third-parties were provided information about the companies (FairPoint, Verizon, and Spinco) and the transactions that was substantially similar to the information to which each of Lehman Brothers and Morgan Stanley had access prior to the solicitation of bids.

4.   We have read your revisions made in response to our prior comment 21, and continue to believe that further revisions are needed to elucidate the parties'

negotiation of key terms of the transaction. For instance, revise to clarify when each of each of the material terms of the transactions (such as the spin-off, the change in control of FairPoint, the debt/equity ratio, etc.) were first discussed, and to identify the party that proposed the terms. Clarify the business purpose of the sale of FairPoint's limited partnership interest in Orange-County Poughkeepsie to Verizon. Provide more specifics about the matters discussed at each of the meetings of FairPoint's board of directors and management (for example, what "certain issues" were discussed in a November 16, 2006 meeting between FairPoint's management and Morgan Stanley).

5. It appears that the Deutsche Bank engagement letter is missing sections 4 through 8 of the agreement. Please provide us with a full copy of the Deutsche Bank engagement letter, as we requested in our prior comment 23.

The Merger Agreement, page 79

6. It appears that receipt of a solvency report is a material condition to completion of the merger, and therefore, is required to be disclosed under Item 4(b) of Form S-4 and filed as an exhibit in a post-effective amendment prior to closing. As requested in our prior comment 31, please file the consent of the third-party valuation firm(s) and confirm, in your response letter, that the opinion(s) will be filed as exhibits to the registration statement in a post-effective amendment at closing.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 116

Summary of Contractual Obligations, page 145

7. We note your response to our prior comment 42 and refer you to the pro forma contractual obligations table provided on page 145, which we note is similar to the revised pro forma table provided on page 193. The discussion provided above the table on page 145 implies that the table excludes obligations that appear to have been provided in the tables on page 145 and 193. Please revise your disclosure as appropriate.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page 188

Statement of Operations, page 191

8. We note your response to our prior comment 41. Please disclose the specific expenses that FairPoint presented as costs of services and sales that you have reclassified as selling, general and administrative expenses, and explain why this presentation is appropriate.

9.   It is unclear to us how your pro forma adjustments to pension and OPEB expense, described in footnote (p), are appropriate under Article 11 of Regulation S-X. Please advise us and clarify your disclosures. Note that it would be inappropriate for you to remove from your pro forma income statements operating costs or nonrecurring items included in your historical income statements based upon management projections of expense reductions or anticipated future costs savings that are not directly affected by the transaction. In your response explain to us the nature and purpose of the "actuarial study of employees" and tell us why a portion of the pension and OPEB expense will not be transferred to Spinco.

10.   Please disclose in your pro forma debt footnote the interest rate on each of your borrowings and indicate if the rate will be fixed or variable.

11.   Please give pro forma effect to FairPoint's sale of its 7.5% interest in Orange County-Poughkeepsie in April 2007 or explain to us why it is not necessary to do so.

Certain Projected Financial Information Provided to FairPoint's Financial Advisor, page 194

12.   We believe it is more appropriate to locate this discussion and the accompanying projections next to your discussion of Deutsche Bank Securities' fairness opinion (page 60), instead of immediately following the Unaudited Pro Forma Condensed Combined Financial Information. Therefore, please relocate the "Certain Projected Financial Information…" section to "The Transactions" section of the Form S-4.

13.   Revise the heading of this section to replace the word "certain" with "material."

14.   We note the statement at the top of page 194 and 195 that stockholders "should not rely on" these financial projections as a predictor of future operating results or otherwise. Please remove this exculpatory language.

Verizon's Maine, New Hampshire & Vermont Operations, page F-57

Notes to Combined Financial Statements, page F-75

1. Description of Business and Summary of Significant Accounting Policies, page F-75

15.   We note your response to our prior comment 47 and your disclosure on page 119 where you discuss stock based compensation charges recognized by the company in connection with employee stock options, stock units and non-vested stock. Per page 68, the terms of options, PSUs and RSUs outstanding at the time of the merger will change, subject to certain criteria, potentially resulting in additional

compensation expense. Please clarify how compensation expense associated with these adjustments will be accounted for by Spinco at the time of the spin-off and merger and what obligation will exist for Spinco with regard to these instruments subsequent to the spin-off and merger, if any.

6. Employee Benefits, page F-84

16.   We note your response to our prior comment 44. The extent of your obligations from your defined benefit plans that will continue after the merger remains unclear. As previously requested, please revise your disclosure to clearly identify the pool of employees for which a defined benefit pension or other postretirement benefit plan will remain active subsequent to the merger. Additionally, clarify the effect, if any, of the curtailment of Verizon's management pension and postretirement plans on the excess plan which provided benefits for participants with earnings in excess of IRS qualified earnings limits.

17.   We note your response to our prior comment 45. However it remains unclear to us, notwithstanding the structure of Verizon's benefit plans precluding separate determination of certain disclosures, why you are unable to provide more disclosures, such as narrative disclosures required by SFAS 132R and SFAS 158. Please provide all disclosures required by SFAS 132R as well as SFAS 158 or specifically explain why you are unable to provide each required disclosure. If the structure of the plan(s) does not provide for the separate determination of certain disclosures, please disclose an allocated amount and explain the method used in calculating the allocation, or explain why you believe such amount would not have value to investors.

18.   Refer to the table on page F-85 where you provide a value for "employee benefit obligations". Please clarify whether this value represents the accumulated or the projected benefit obligation.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration

Shirley J. Linn, Esq.
FairPoint Communications, Inc.
June 5, 2007
Page 6

of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kenya Wright Gumbs, Staff Accountant, at (202) 551-3373 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Derek B. Swanson, Attorney-Adviser, at (202) 551-3366, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel
Larry Spirgel
Assistant Director

cc: Jeffrey J. Pelligrino
        Paul, Hastings, Janofsky & Walker LLP
        Via Facsimile: (212) 230-7697